Mail Stop 4561

								January 9, 2006

By U.S. Mail and Facsimile to (847) 205-7401

Mr. Simon C. Penney
Chief Financial Officer
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois 60070

Re:	HSBC Finance Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed February 28, 2005
	File No. 001-8198

Dear Mr. Penney:

      We have reviewed your response filed with the Commission on October 18, 2005, and have the following additional comments. We have limited our review to the issues we have addressed in our comments. Where indicated, we think you should revise future filings in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
Consolidated Balance Sheet, page 109

1. We note your response to comment 1 of our letter dated
September
29, 2005. Please note that the guidance in SFAS 144 does not apply to financial instruments, which include receivables based on the definition set forth in paragraph 3 of SFAS 107. Paragraph 8(a) of
SOP 01-6 states that receivables may be classified as held for investment only if management has the intent and ability to hold receivables for the foreseeable future, or until maturity or payoff.
Please advise us as follows:

* Clearly explain how you determine whether your receivables meet the requirements of paragraph 8(a) to be classified as held for investment upon origination.

* Reconcile your history of securitizing receivables with the condition in paragraph 8(a) that at the time of origination you have the intent and ability to hold the receivables for the foreseeable future, or until maturity or payoff.

* Explain what time period you consider to be the "foreseeable future" when making this determination.

Consolidated Statement of Cash Flows, page 112

2. We note your response to comment 2 of our letter dated
September
29, 2005. To the extent that you determine that any of your receivables should be classified as held for sale, please revise to present your cash flows from the sale or securitization of such receivables as operating cash flows.


*	*	*


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact me at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
      Senior Accountant


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Mr. Simon C. Penney
HSBC Finance Corporation
January 9, 2006
Page 1